IRONNET, INC.

7900 Tysons One Place, Suite 400

McLean, VA 22102

September 28, 2021	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mitchell Austin

RE:	IronNet, Inc.
Registration Statement on Form S-1
File No. 333-259731

Acceleration Request
Requested Date:	September 30, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on September 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Brian F. Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian F. Leaf, counsel to the Registrant, at (703) 456-8053.

Very truly yours,

IronNet, Inc.

/s/ James C. Gerber
James C. Gerber
Chief Financial Officer

cc:    Brian F. Leaf, Cooley LLP